November 5, 2012

VIA EDGAR FILING AND

EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Michael R. Clampitt

Re:	EverBank Financial Corp (the “Company”)

Registration Statement on Form S-1, as amended (File No. 333-184381)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective under the Securities Act at 4:00 p.m., Eastern Time, on November 5, 2012, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

In connection with the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, the Company hereby represents and acknowledges the following: (1) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

EVERBANK FINANCIAL CORP

By:	/s/ Thomas A. Hajda
Name: Thomas A. Hajda
Title: Executive Vice President, General Counsel and Secretary